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Bob Rai, Director and CEO

604-247-2639

info@avricorehealth.com

www.avricorehealth.com

Vancouver, December 19, 2018

Avricore Health Signs Letter of Intent with Molecular You

to Further Enhance the HealthTab Platform with Tests Designed to Ensure Safe Cannabis Use

VANCOUVER, BC, December 18, 2018 – Avricore Health Inc. (TSXV:  AVCR) (“Avricore Health”) is pleased to announce that it has signed a Letter of Intent (LOI) with Molecular You Corporation (“Molecular You”) to distribute Molecular You’s pharmacogenomic tests designed to ensure safe and effective use of cannabis by customers in a community pharmacy setting.

Avricore Health is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues in the community pharmacy space. The HealthTab platform plays a pivotal role in achieving the Company's goal to empower customers, patients and pharmacists with innovative technology, services and information to monitor and optimize health. As a user friendly and easy to access service in the community pharmacy space HealthTab can serve as the foundation of any pharmacist led health initiative by allowing the pharmacist to create a baseline customer health profile of core health metrics and then track changes in those metrics over time as the health initiative is implemented.

Avricore is actively developing its HealthTab platform to offer pharmacists an expanded range of metabolic and genetic tests which they can use to deliver cognitive services based on precision medicine to their customers. Additionally, Avricore is committed to establishing a footprint in the cannabis space at the pharmacy level. The Molecular You test allows Avricore to position itself to deliver on both of these corporate objectives.

Bob Rai, CEO of Avricore Health said: “We are building a range of tests that the HealthTab platform can deliver to community pharmacy. This agreement with Molecular You continues our initiative to identify partners with clearly differentiated offerings. Pharmacogenomic tests are now almost universally available, but tests that build on that concept by offering value added insights will offer Avricore Health unique positioning and a competitive advantage. Molecular You provides insight into how each individual's genetic differences can affect how they respond to the active ingredients in cannabis and potential adverse interactions with other drugs patients may be taking. The HealthTab platform is not only an ideal vehicle to deliver that offering to customers but also allows customers to monitor their key biomarkers at regular intervals to further ensure safe cannabis use.”

Integrating the Molecular You pharmacogenomic tests into the HealthTab platform will provide customers unparalleled access to information on cannabis use with guidance from their pharmacists, who are a trusted and qualified source of medical information when it comes to understanding and

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada           www.AvricoreHealth.com

conveying information about medicines. They will be an indispensable resource in empowering new medical cannabis users to safely integrate cannabis into their more traditional prescription regimens.

The Molecular You cannabis test analyses the genes associated with the metabolism of cannabis active ingredients and provides decision support for safe and effective use of medical cannabis to individuals and their practitioners. The platform will alert users to genetic variations they possess that can contribute to adverse reactions to the active ingredients of cannabis and potential interactions with other prescribed medications. “We are all unique in how we process medications affecting their safety and effectiveness. While cannabis is an extremely safe substance, some people can be sensitive to normal doses and experience unwanted side effects that can be avoided through our genetic analysis.” Commented Rob Fraser, CEO of Molecular You. “People also need to be aware of the potential dangers of taking cannabis products with other prescription medications,” explained Fraser. “We have designed our solution to deliver this information in an accessible way to patients and their practitioners and the integration of our test into the HealthTab platform is perfectly in line with that philosophy. We are excited to be working together with Avricore in delivering safe and effective solutions to cannabis users through pharmacies.”

Communication between the HealthTab and Molecular You platforms is already being developed. Both companies expressed their interest in expanding the integrated service to the United States and other international markets following the evaluation of commercial results in Canada.

Through the HealthTab – Molecular You combination, customers will have health information at their fingertips, empowering them to make the best possible health decisions. Avricore Health will be able to implement another first of its kind health management program in Canada that will allow customers and pharmacists to benchmark, track and easily access key health metrics, while helping cannabis users safely integrate cannabis use into their current health regimens.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health.

www.avricorehealth.com

About Molecular You Inc.

Molecular You is a personalized digital health company with a mission to deliver true personal health that empowers individuals to take control of their health. The company’s AI-driven digital health platform, MY Health IntelligenceTM, compares an individual’s health data to a resource database of curated clinical and scientific knowledge, generating personal health assessments and Lifestyle Action Plans through a visually intuitive dashboard. MY Health TrackerTM is the company’s smart phone app that helps customers conveniently track their progress and stay engaged with their Lifestyle Action Plans on an ongoing basis.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada           www.AvricoreHealth.com

www.molecularyou.com

Cautionary Note Regarding Forward-Looking Statements: Information in this press release that involves Avricore Health’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the integration of Molecular You’s service offerings with the HealthTab platform; the unique features that the HealthTab platform offers to pharmacists and patients; the emergence of pharmacist managed health initiatives and the potentially lucrative opportunities in connection therewith; the opportunity for pharmacists to play a key role in helping patients achieve nutritional and dietary objectives; and the anticipated benefits of the HealthTab/Molecular You combination to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health’s management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to negotiate and enter into a definitive agreement with Molecular You; failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore Health’s public filings available on SEDAR at www.sedar.com. Accordingly, readers should exercise caution in relying upon forward-looking statements and Avricore Health undertakes no obligation to publicly revise them to reflect subsequent events or circumstances, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Avricore Health Inc. | 2639 Viking Way, Suite 210, Richmond, B.C. V6V 3B7, Canada           www.AvricoreHealth.com